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Exhibit 99.1

First Quarter Report 2014

 AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with United States GAAP)
for the three months ended March 31, 2014

        This Management's Discussion and Analysis ("MD&A") dated May 12, 2014 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's interim unaudited consolidated financial statements for the three months ended March 31, 2014, prepared in accordance with United States generally accepted accounting principles ("US GAAP"). This MD&A should also be read in conjunction with the MD&A and consolidated financial statements included in the Company's Annual Report on Form 40-F for the year ended December 31, 2013 (the "Form 40-F"). The interim unaudited consolidated financial statements and MD&A are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed in metric, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$") or European Union euros ("Euro" or "€"). Additional information relating to the Company, including critical accounting estimates and risk factors in the Form 40-F, is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

Business Overview

        Agnico Eagle is a gold mining company with mining operations in Canada, Mexico and Finland, and exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle earns a significant portion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of byproduct metals, including silver, zinc and copper. Since its incorporation in 1972, Agnico Eagle's policy has been not to sell forward its future gold production.

        Agnico Eagle has evolved from operating two Canadian gold mines in 2008 into an international gold mining company operating seven gold mines in the first quarter of 2014. Each mine is located in what the Company believes to be a politically stable country that is supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Financial and Operating Results

Balance Sheet Review

        Total assets at March 31, 2014 of $4,995.1 million increased by 0.7% compared with December 31, 2013 total assets of $4,959.4 million. Cash and cash equivalents amounted to $181.8 million at March 31, 2014, an increase of $42.7 million compared with December 31, 2013 due primarily to increased gold production and higher average realized gold prices during the first quarter of 2014 relative to the preceding quarter. Restricted cash decreased by about $5.9 million between December 31, 2013 and March 31, 2014 due primarily to a $5.0 million available-for-sale security purchase during the first quarter of 2014 using cash classified as restricted as at December 31, 2013. Supplies inventories decreased from $253.2 million at December 31, 2013 to $227.5 million at March 31, 2014 due primarily to planned drawdowns at the Meadowbank mine where supplies are restocked during the summer barge shipping season. Available-for-sale securities increased from $74.6 million at December 31, 2013 to $105.8 million at March 31, 2014 due primarily to $10.6 million in new investments and to unrealized fair value gains recorded during the first quarter of 2014. Property, plant and mine development increased by $8.5 million to $4,057.6 million at March 31, 2014 compared with December 31, 2013 due primarily to $61.4 million in sustaining capital expenditures and $37.4 million in growth capital expenditures, including construction in progress at the Meliadine project. The impact of capital expenditures on property, plant and mine development during the first quarter of 2014 was partially offset by amortization expense of $73.5 million.

        Total liabilities decreased to $1,889.5 million at March 31, 2014 from $1,982.2 million at December 31, 2013 due primarily to an $80.0 million decrease in the outstanding balance under the Credit Facility and a

$27.9 million decrease in accounts payable and accrued liabilities during the period. The decrease in total liabilities between December 31, 2013 and March 31, 2014 was offset partially by $11.8 million and $7.2 million increases in income taxes payable and interest payable, respectively, during the first quarter of 2014.

Fair Value of Derivative Financial Instruments

        The Company occasionally enters into contracts to limit the risk associated with decreased byproduct metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. The fair value of the Company's derivative financial instruments is outlined in the financial instruments note to the interim unaudited consolidated financial statements.

Results of Operations

        Agnico Eagle reported net income of 108.9 million, or $0.63 per share, in the first quarter of 2014 compared with net income of $23.9 million, or $0.14 per share, in the first quarter of 2013. In the first quarter of 2014, the operating margin (revenue from mining operations less production costs) increased to $267.7 million from $190.4 million in the first quarter of 2013 due primarily to a 54.6% increase in gold production and a 2.6% decrease in production costs. Partially offsetting the impact of increased production on operating margin was an 18.8% decrease in the average realized price of gold between the first quarter of 2013 and the first quarter of 2014. Gold production increased to 366,421 ounces in the first quarter of 2014 compared with 236,975 ounces in the first quarter of 2013 due primarily to higher gold grade and mill recoveries at the Meadowbank and LaRonde mines between periods and to new production from the Goldex and La India mines. Cash provided by operating activities amounted to $247.7 million in the first quarter of 2014 compared with $146.1 million in the first quarter of 2013. Total weighted average cash costs per ounce of gold produced amounted to $537 in the first quarter of 2014 compared with $740 in the first quarter of 2013.

        The table below sets out variances in the key drivers of net income for the three months ended March 31, 2014 compared with the three months ended March 31, 2013:

(millions of United States dollars)	Three Months Ended March 31, 2014 vs. Three Months Ended March 31, 2013
Increase in gold revenue	$92.7
Decrease in silver revenue	(15.9)
Decrease in zinc revenue	(6.0)
Increase in copper revenue	0.5
Decrease in production costs due to weaker Canadian dollar and Mexican peso	10.9
Increase in production costs	(4.9)
Increase in exploration and corporate development expenses	(0.8)
Increase in amortization of property, plant and mine development	(3.5)
Decrease in general and administrative expense	10.1
Change in impairment loss on available-for-sale securities	11.0
Increase in interest expense	(2.0)
Change in gain on sale of available-for-sale securities	0.3
Change in non cash foreign currency translation	12.0
Increase in income and mining taxes	(20.3)
Other	0.9

Total net income variance	$85.0

        Revenues from mining operations increased to $491.8 million in the first quarter of 2014 from $420.4 million in the first quarter of 2013 due primarily to a 54.6% increase in gold production between periods. Higher gold grade and mill recoveries at the Meadowbank and LaRonde mines and new production from the

Goldex and La India mines contributed to a 129,446 ounce increase in gold production between the first quarter of 2013 and the first quarter of 2014. Partially offsetting the impact of increased production on revenues from mining operations was an 18.8% decrease in the average realized price of gold between periods.

        Production costs were $224.1 million in the first quarter of 2014, down 2.6% from $230.1 million in the first quarter of 2013 due primarily to the impact of a weaker Canadian dollar and Mexican peso relative to the US dollar and decreases in mill throughput at the Meadowbank and LaRonde mines between periods. Partially offsetting the total decrease in production costs between periods was the addition of $14.8 million in production costs relating to the Goldex mine's M and E Zones and $5.9 million in production costs relating to the La India mine in the first quarter of 2014. The Goldex mine's M and E Zones and the La India mine had not yet achieved commercial production in the first quarter of 2013.

        Total weighted average cash costs per ounce of gold produced decreased to $537 in the first quarter of 2014 compared with $740 in the first quarter of 2013 due primarily to increased gold production at the Meadowbank and LaRonde mines, offset partially by lower net byproduct revenue credits at the LaRonde and Pinos Altos mines. For a reconciliation of total cash costs per ounce of gold produced to production costs as presented in the interim unaudited consolidated statements of income and comprehensive income in accordance with US GAAP, see Non-US GAAP Financial Performance Measures in this MD&A.

        Exploration and corporate development expenses amounted to $9.4 million in the first quarter of 2014 compared with $8.6 million in the first quarter of 2013 due primarily to increased corporate development and project evaluation expenses and exploration expenses on the newly acquired Akasaba West property in Quebec.

        General and administrative expense decreased to $27.2 million during the first quarter of 2014 compared with $37.3 million during the first quarter of 2013 due primarily to reduced insurance, employee compensation and benefits and consulting expenses incurred between periods.

        An impairment loss on certain available-for-sale securities of $11.0 million was recorded as at March 31, 2013 compared with nil as at March 31, 2014. Impairment loss evaluations of available-for-sale securities are based on the severity and duration of their individual unrealized loss positions.

        During the first quarter of 2014, there was a non-cash foreign currency translation gain of $8.3 million mainly attributable to the weakening of the Canadian dollar and Mexican peso versus the US dollar at March 31, 2014 relative to December 31, 2013. A non-cash foreign currency translation loss of $3.7 million was recorded during the comparative first quarter of 2013.

        In the first quarter of 2014 the Company had an effective tax rate of 29.3% compared with 50.9% in the first quarter of 2013. The decrease in the Company's effective tax rate was due primarily to the reduced impact of non-deductible expenses for tax purposes due to the significant increase in income before income and mining taxes and the relative distribution of income among the Company's operating jurisdictions.

        There are a number of factors that can significantly impact the Company's effective tax rate including varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company's operating jurisdictions. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, the Company's effective tax rate is expected to fluctuate in future periods.

LaRonde mine

        At the LaRonde mine, gold production increased 51.9% to 59,352 ounces in the first quarter of 2014 compared with 39,073 ounces in the first quarter of 2013 due primarily to higher gold grade and improved mill recoveries. Production costs at the LaRonde mine were $49.6 million in the first quarter of 2014, a decrease of 14.4% compared with production costs of $57.9 million in the first quarter of 2013 driven primarily by a weakening of the Canadian dollar relative to the US dollar and decreased mill throughput between periods.

Lapa mine

        At the Lapa mine, gold production decreased 12.9% to 23,409 ounces in the first quarter of 2014 compared with 26,868 ounces in the first quarter of 2013 due primarily to lower gold grade. Production costs at the Lapa mine were $15.5 million in the first quarter of 2014, a decrease of 7.0% compared with production costs of $16.6 million in the first quarter of 2013 driven primarily by a weakening of the Canadian dollar relative to the US dollar between periods.

Goldex mine

        On October 19, 2011, the Company suspended mining operations and gold production at the Goldex mine due to geotechnical concerns with the rock above the mining horizon. As of September 30, 2011, Agnico Eagle wrote down its investment in the Goldex mine (net of expected residual value) and its underground ore stockpile. All of the remaining 1.6 million ounces of proven and probable reserves at the Goldex mine, other than ore stockpiled on surface, were reclassified as mineral resources. An environmental remediation liability was recorded as of September 30, 2011 reflecting anticipated costs of remediation. The Goldex mill completed processing feed from the remaining Goldex Extension Zone ("GEZ") surface stockpile in October of 2011. Operations in the GEZ remain suspended indefinitely. The Company incurred $1.9 million in remediation costs during the first quarter of 2014 and $2.6 million in remediation costs during the first quarter of 2013 that were applied against the environmental remediation liability recognized in 2011.

        Exploration drilling continued on several mineralized zones on the Goldex mine property near the GEZ after mining operations were suspended in October of 2011. A team of independent consultants and Agnico Eagle staff performed a thorough review, including a preliminary economic assessment, to determine whether future mining operations on the property, including the M and E zones, would be viable. After a review of the assessment, Agnico Eagle's Board of Directors (the "Board") approved the M and E Zones for development using existing mine infrastructure such as the shaft and mill. Commercial production was achieved at the Goldex mine's M and E Zones in October 2013. In the first quarter of 2014, the Goldex mine's M and E Zones produced 19,430 ounces of gold and incurred production costs of $14.8 million.

Meadowbank mine

        At the Meadowbank mine, gold production increased 91.2% to 156,444 ounces in the first quarter of 2014 compared with 81,818 ounces in the first quarter of 2013 due primarily to an 88.5% increase in gold grade between periods and improved mill recoveries. Production costs at the Meadowbank mine were $71.1 million in the first quarter of 2014, a 24.1% decrease compared with production costs of $93.6 million in the first quarter of 2013 driven primarily by ongoing cost reduction efforts, a weakening of the Canadian dollar relative to the US dollar and decreased mill throughput between periods.

Kittila mine

        At the Kittila mine, gold production decreased 10.7% to 38,552 ounces in the first quarter of 2014 compared with 43,145 ounces in the first quarter of 2013 due primarily to a decrease in gold grade and a decline in mill recoveries between periods. Production costs at the Kittila mine were $29.4 million in the first quarter of 2014 compared with production costs of $27.2 million in the first quarter of 2013 due primarily to an increase in mill throughput between periods.

Pinos Altos mine

        At the Pinos Altos mine, gold production increased 2.4% to 45,217 ounces in the first quarter of 2014 compared with 44,164 ounces in the first quarter of 2013 due primarily to increases in gold grade milled and mill throughput. Production costs at the Pinos Altos mine increased by 0.7% to $31.9 million in the first quarter of 2014 compared with the first quarter of 2013.

Creston Mascota deposit at Pinos Altos

        On September 30, 2012, the Creston Mascota deposit at Pinos Altos experienced a movement of leached ore from the upper lifts of the Phase One leach pad, resulting in a temporary suspension of active leaching. On March 13, 2013, production resumed at the Creston Mascota deposit at Pinos Altos from the Phase Two leach pad.

        At the Creston Mascota deposit at Pinos Altos, gold production increased to 10,317 ounces in the first quarter of 2014 compared with 1,907 ounces in the first quarter of 2013 due primarily to the temporary suspension of active leaching at the Creston Mascota deposit at Pinos Altos between October 1, 2012 and March 13, 2013. Production costs at the Creston Mascota deposit at Pinos Altos were $6.0 million in the first quarter of 2014 compared with $3.1 million in the first quarter of 2013 due primarily to the temporary suspension of active leaching described above.

La India mine

        The La India mine achieved commercial production on February 1, 2014. In the first quarter of 2014, the La India mine produced 13,700 ounces of gold and incurred production costs of $5.9 million.

Liquidity and Capital Resources

        As at March 31, 2014, the Company's cash and cash equivalents, short-term investments and restricted cash totaled $206.8 million compared with $170.0 million at December 31, 2013. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate risks associated with these investments. Such investments with remaining maturities of greater than three months at the time of purchase are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

        Working capital (current assets less current liabilities) increased to $635.7 million at March 31, 2014 compared with $594.2 million at December 31, 2013.

Operating Activities

        Cash provided by operating activities increased by $101.6 million to $247.7 million in the first quarter of 2014 compared with $146.1 million in the first quarter of 2013 due primarily to a 54.6% increase in gold production, a $10.1 million decrease in general and administrative expense and the impact of a weaker Canadian dollar and Mexican peso relative to the US dollar between periods on costs. Partially offsetting these positive impacts on cash provided by operating activities was an 18.8% decrease in the average realized price of gold between periods.

Investing Activities

        Cash used in investing activities decreased to $105.6 million in the first quarter of 2014 compared with $141.5 million in the first quarter of 2013 due primarily to a $31.8 million reduction in capital expenditures between periods. The decrease in capital expenditures between periods is mainly attributable to significant construction expenditures incurred in the first quarter of 2013 relating to the La India project and the Goldex mine's M and E Zones that have decreased considerably in the first quarter of 2014 as both projects had entered into commercial production. Commercial production was achieved at the Goldex mine's M and E Zones in October 2013 and at the La India mine in February 2014.

        In the first quarter of 2014, the Company purchased $13.4 million in available-for-sale securities and warrants compared with $12.7 million in the first quarter of 2013. In the first quarter of 2014, the company received net proceeds of $0.6 million from the sale of available-for-sale securities compared with nil in the first quarter of 2013. The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry.

Financing Activities

        Cash used in financing activities of $98.1 million in the first quarter of 2014 compared with cash used in financing activities of $69.5 million in the first quarter of 2013. The primary driver of the increase in cash used in financing activities between periods was an $80.0 million repayment on the Credit Facility during the first quarter of 2014 compared with a net $30.0 million repayment on the Credit Facility during the first quarter of 2013, partially offset by a $17.9 million reduction in dividends paid between periods.

        On February 12, 2014, the Company declared a cash dividend payable on March 17, 2014. Agnico Eagle has now declared a cash dividend every year since 1983. In the first quarter of 2014, the Company paid dividends of $12.0 million compared with $29.9 million in the first quarter of 2013. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

        On July 24, 2012, the Company closed a private placement consisting of $200.0 million of guaranteed senior unsecured notes (the "2012 Notes"). The 2012 Notes mature in 2022 and 2024 and at issuance had a weighted average maturity of 11.0 years and weighted average yield of 4.95%. Proceeds from the 2012 Notes were used to repay amounts outstanding under the Company's $1.2 billion unsecured revolving bank credit facility (the "Credit Facility").

        On July 20, 2012, the Company amended and restated its Credit Facility. The total amount available under the Credit Facility remained unchanged at $1.2 billion; however, the maturity date was extended from June 22, 2016 to June 22, 2017 and pricing terms were amended. As at March 31, 2014, the Company's outstanding balance under the Credit Facility was $120.0 million. Credit Facility availability is reduced by outstanding letters of credit, amounting to $1.1 million at March 31, 2014. As at March 31, 2014, $1,078.9 million was available for future drawdown under the Credit Facility.

        On November 5, 2013, the Company amended its credit agreement with a financial institution relating to its uncommitted letter of credit facility (the "Letter of Credit Facility"). The amount available under the Letter of Credit Facility increased from C$150.0 million to C$175.0 million. The obligations of the Company under the Letter of Credit Facility are guaranteed by certain of its subsidiaries. The Letter of Credit Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at March 31, 2014, $156.0 million had been drawn under the Letter of Credit Facility.

        On April 7, 2010, the Company closed a private placement consisting of $600.0 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "2010 Notes") with a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Proceeds from the offering of the 2010 Notes were used to repay amounts under the Company's then outstanding credit facilities.

        In June 2009, the Company entered into a C$95.0 million financial security guarantee issuance agreement with Export Development Canada (the "EDC Facility"). Under the agreement, which matures in June 2014, Export Development Canada agreed to provide guarantees in respect of letters of credit issued on behalf of the Company in favour of certain beneficiaries in respect of obligations relating to the Meadowbank mine. As at March 31, 2014, there were no letters of credit drawn under the EDC Facility.

        The Company was in compliance with all covenants contained within the Credit Facility, Letter of Credit Facility, 2012 Notes and 2010 Notes as at March 31, 2014.

        The Company issued common shares for gross proceeds of $4.6 million in the first quarter of 2014 attributable to the Company's incentive share purchase plan, employee stock option plan exercises and the dividend re-investment plan. In the first quarter of 2013, the Company issued common shares for gross proceeds of $11.9 million attributable to employee stock option plan exercises and the Company's incentive share purchase plan.

Risk Profile

        Volatility remains high in global financial markets and weakness in the global economy continues to have a serious impact on the profitability and liquidity of many businesses. Although there are signs of stabilization, the timing of a return to historical market conditions is uncertain. Virtually all industries, including gold mining, have been affected by weak economic conditions and volatile financial markets. Continuation of volatility in world markets could have a significant impact on our business. In particular, the global credit/liquidity crisis could continue to affect the cost and availability of financing and our overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects our revenues, earnings and cash flow. Volatile energy prices, commodity and consumables prices and currency exchange rates impact our production costs. The volatility of global stock markets impacts the valuation of our equity investments.

Recently Adopted and Recently Issued Accounting Pronouncements and Developments

        See the Company's interim unaudited consolidated financial statements for Recently Adopted and Recently Issued Accounting Pronouncements and Developments.

International Financial Reporting Standards

        As permitted by both the US Securities and Exchange Commission ("SEC") in the United States and the CSA in Canada, Agnico Eagle currently prepares and files its consolidated financial statements in accordance with US GAAP. Generally accepted accounting principles for Canadian publicly accountable enterprises became International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") in 2011 and the SEC now accepts financial statements prepared in accordance with IFRS without reconciliation to US GAAP from foreign private issuers. Accordingly, Agnico Eagle has decided to convert its basis of accounting to IFRS to enhance the comparability of its financial statements to the Company's peers in the mining industry.

        The Company has commenced the process of converting its basis of accounting from US GAAP to IFRS with a transition date of January 1, 2013. Agnico Eagle anticipates reporting under IFRS for interim and annual periods beginning in the third quarter of 2014, with comparative information restated under IFRS.

        The adoption of IFRS may require the Company to make changes in accounting policies that may have an impact on its reported financial position and results of operations. Where accounting policy alternatives are available, Agnico Eagle's primary objective will be the selection of IFRS accounting policies that provide meaningful and transparent information to shareholders.

        The Company has developed a detailed IFRS conversion plan which includes the following three phases and the key activities to be performed in each phase:

  •
  Assessment phase:  During this now completed phase, the Company established a steering committee and IFRS working group, developed a detailed project plan, designed and implemented internal controls over the IFRS conversion plan and evaluated the high level differences between US GAAP and IFRS that may have an impact on the Company.

  •
  Impact analysis and design phase:  This phase involves the detailed analysis and quantification of the differences between Agnico Eagle's accounting policies under US GAAP and IFRS, the selection of IFRS accounting policies, the assessment of the impact on financial information systems and the development of a strategy for capturing IFRS comparative financial information, the incorporation of IFRS accounting policy and process changes into the Company's internal controls, the assessment of contractual arrangements and budgeting processes for IFRS conversion impacts and the provision of technical training to key finance and other personnel. This phase is in process and is expected to be completed during the second quarter of 2014.

  •
  Implementation phase:  This phase involves the implementation of changes to the Company's accounting policies and business processes as identified through the impact analysis and design phase and the revision of the Company's Accounting Policies and Procedures Manual to reflect these changes. The implementation phase will culminate in the preparation of IFRS consolidated financial statements including first-time adoption reconciliations from US GAAP in the third quarter of 2014.

        During the first quarter of 2014, the Company continued to execute on the impact analysis and design phase of its IFRS conversion plan. Specific IFRS conversion plan milestones achieved include continued progress on the detailed analysis of the differences between Agnico Eagle's accounting policies under US GAAP and IFRS, the evaluation of available IFRS accounting policies, the development of a strategy for capturing IFRS comparative financial information, progression in the assessment of contractual arrangements for IFRS conversion impacts and the commencement of the Company's technical training plan. A progress update regarding Agnico Eagle's IFRS conversion plan was provided to the Company's Audit Committee subsequent to the end of the first quarter of 2014.

        Significant identified differences between US GAAP and IFRS and available IFRS accounting policy choices that may have an impact on the Company's consolidated financial statements are outlined below. These differences should not be regarded as a complete list of changes that will result from the transition to IFRS, rather they encompass management's high level evaluation of significant differences between US GAAP and IFRS and available IFRS accounting policy choices as they currently exist. At this stage in the IFRS conversion plan, the Company has not quantified the anticipated impact of these differences on our consolidated financial statements nor has the Company selected the IFRS accounting policies it will adopt.

First-time adoption of IFRS

        IFRS 1 First-time Adoption of International Financial Reporting Standards ("IFRS 1") provides guidance for an entity's initial adoption of IFRS. IFRS 1 generally requires that IFRS effective at the end of an entity's first IFRS reporting period be applied retrospectively, with specific mandatory exceptions and certain optional exemptions. In accordance with its IFRS conversion plan, Agnico Eagle's first IFRS reporting period will be the third quarter of 2014.

Impairment

        Under US GAAP, a two-step approach is used for long-lived asset impairment testing whereby long-lived assets are first tested for recoverability based on their expected undiscounted cash flows. If a long-lived asset's expected undiscounted cash flow exceeds the recorded carrying amount, no impairment charge is required. If the expected undiscounted cash flow is lower than the recorded carrying amount, the long-lived assets are written down to their estimated fair value. US GAAP does not permit the reversal of impairment losses.

        Under IFRS, IAS 36 Impairment of Assets ("IAS 36") prescribes a one-step approach for asset impairment testing and measurement whereby an asset's recoverable amount is compared directly against its recorded carrying amount. Under IAS 36, an asset's recoverable amount is determined as the higher of the estimated fair value less costs to sell or value in use (which is measured using discounted cash flows). If an asset's recoverable amount is less than the recorded carrying amount, an impairment charge is required. IAS 36 also requires the reversal of previously recorded impairment losses where circumstances have changed such that the impairments have been reduced.

        The difference in the approach to asset impairment testing and measurement may result in more frequent impairment charges under IFRS, where asset carrying values previously supported under US GAAP on an undiscounted cash flow basis cannot be supported on a discounted cash flow basis. However, the impact of any additional asset impairments recorded under IFRS may be partially offset by the requirement to reverse previously recorded impairment losses where circumstances have changed.

Production stripping costs

        Under US GAAP, the cost of removing overburden and waste materials to expose ore and access mineral deposits for extraction during the production phase of a surface mine ("production stripping costs") are accounted for as production costs and are included in the cost of the inventory produced during the period in which the stripping costs are incurred.

        Under IFRS, IFRIC Interpretation 20 Stripping Costs in the Production Phase of a Surface Mine ("IFRIC 20") requires that production stripping costs relating to improved access to ore be capitalized as part of a non-current stripping activity asset if probable future economic benefits will be realized, the costs can be reliably measured and the component of an ore body for which access has been improved can be identified. To the extent that ore is extracted and inventory is produced in the current period, IFRIC 20 instead prescribes that production stripping costs be accounted for as part of the cost of the inventory produced.

        The difference in approach to accounting for production stripping costs will result in a decrease in production costs and an increase in amortization expense relating to the recognition of non-current stripping activity assets under IFRS.

Exploration and evaluation

        Under US GAAP, the Company accounts for exploration and evaluation ("E&E") expenditures as current period operating expenses until it is determined that a mining property can be economically developed as a result of established proven and probable reserves. Once proven and probable reserves are established based on the results of a final feasibility study, the costs of drilling and development to further delineate the ore body are capitalized.

        IFRS 6 Exploration for and Evaluation of Mineral Resources ("IFRS 6") provides guidance related to expenditures incurred during the E&E phase. IFRS 6 requires entities to select and consistently apply an accounting policy that specifies which expenditures are capitalized as E&E assets. However, IFRS 6 provides no specific guidance as to when E&E expenditures are to be capitalized.

        Agnico Eagle is in the process of defining the E&E phase within the context of IFRS 6 and developing an accounting policy that outlines the point at which specific types of E&E expenditures will be capitalized.

Revenue Recognition

        Revenue recognition criteria under IAS 18 Revenue ("IAS 18") include the probability that economic benefits associated with the transaction will flow to the entity and that the revenue can be measured reliably. The Company does not expect that the point at which it recognizes revenue will change under IFRS.

Property, Plant and Mine Development

        Under IFRS, IAS 16 Property, Plant and Equipment requires the separate identification and measurement of significant individual components of property, plant and equipment, with individual components depreciated based on their individual useful lives. The Company will assess whether an adjustment relating to the retrospective application and depreciation of components is required to its opening January 1, 2013 balance sheet under IFRS.

        Under US GAAP, the Company records revenue recognized prior to the achievement of commercial production in production costs. Under IFRS, revenue recognized prior to the achievement of commercial production that is directly attributable to asset commissioning is recorded as a reduction to the cost of the related asset. The difference in approach to accounting for revenue recognized prior to the achievement of commercial production will result in an increase in production costs and a decrease in property, plant and mine development under IFRS.

Reclamation Provision

        Under US GAAP, the Company records reclamation provisions based on the estimated cash flows at the time of the closure and reclamation of mining properties, discounted to the reporting date using a credit-adjusted risk-free rate. Subsequent to a reclamation provision being recorded, changes are recorded only as a result of accretion and changes in the timing or amount of estimated future reclamation cash flows. Where reclamation cash flows are expected to increase, the revised estimated reclamation cash flows are discounted using a current credit-adjusted risk-free rate. Where reclamation cash flows are expected to decrease, the revised estimated reclamation cash flows are discounted using the credit-adjusted risk-free rate applied in the original reclamation provision calculation.

        Under IFRS, IAS 37 Provisions, Contingent Liabilities and Contingent Assets ("IAS 37") requires that reclamation provisions be measured at each reporting date applying current foreign exchange rates, risk-free discount rates and estimations of the timing and amount of future reclamation cash flows. Any subsequent changes to reclamation provisions are recognized in accordance with IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities ("IFRIC 1") applying current foreign exchange rates and risk-free discount rates as a result of changes in the timing or amount of estimated future reclamation cash flows.

        The Company expects to elect to take the optional exemption under IFRS 1 to measure reclamation provisions as of its January 1, 2013 transition date in accordance with IAS 37. By electing this exemption, the Company will apply the requirements of IFRIC 1 prospectively from its January 1, 2013 opening balance sheet date by estimating the amount that would have been included in the cost of the related asset when the provision first arose and calculating accumulated depreciation based on the asset's current estimated useful life.

        Under US GAAP, the Company records reclamation provision accretion as a production cost. IFRS requires reclamation provision accretion to be recorded as a borrowing cost.

Income Taxes

        Under US GAAP, income taxes are measured applying enacted tax rates. Under IFRS, income taxes are measured applying enacted or substantively enacted tax rates.

        For interim reporting under US GAAP, the Company accounts for taxes using a global weighted average annual effective tax rate. Under IFRS, the Company will be required to account for taxes each reporting period by applying the separate annual effective tax rates for each jurisdiction and for each type of income.

        The recognition of deferred taxes on foreign exchange rate changes and tax indexing on non-monetary assets and liabilities in a foreign currency is required under IFRS, while it is not permitted under US GAAP.

        In certain circumstances under IFRS, deferred tax accounting is not applied on the initial recognition of an asset or liability (referred to as the "Initial Recognition Exemption"). The Initial Recognition Exemption is not available under US GAAP.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

        Pursuant to regulations adopted by the SEC under the Sarbanes-Oxley Act of 2002 and those of the CSA, the Company's management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures and internal controls over financial reporting. This evaluation is completed under the supervision of, and with the participation of, the President and Chief Executive Officer ("CEO") and the President, Finance and Chief Financial Officer ("CFO").

        Management of the Company, with the participation of the CEO and CFO, are responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of interim unaudited consolidated financial statements for external purposes in accordance with generally accepted accounting principles. There have been no significant changes in the Company's internal control over financial reporting in the first quarter of 2014 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

        The Company's management including the CEO and CFO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Non-US GAAP Financial Performance Measures

        This MD&A presents certain financial performance measures, including adjusted net income, total cash costs per ounce of gold produced, minesite costs per tonne and all-in sustaining costs per ounce of gold produced, that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. Non-US GAAP financial performance measures should be considered together with other data prepared in accordance with US GAAP.

Adjusted Net Income

        Adjusted net income is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income as recorded in the interim unaudited consolidated statements of income and comprehensive income for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is useful in making comparisons between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income generating capabilities. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with US GAAP.

	Three Months Ended March 31,
	2014	2013
Net income for the period	$108,852	$23,859
Impairment loss on available-for-sale securities	—	10,995
Foreign currency translation (gain) loss	(8,340)	3,658
Stock options expense	9,474	11,208
Other	(3,216)	3,928

Adjusted net income for the period	$106,770	$53,648

Net income per share — basic	$0.63	$0.14
Net income per share — diluted	$0.62	$0.14
Adjusted net income per share — basic	$0.61	$0.31
Adjusted net income per share — diluted	$0.61	$0.31

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

        The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, both of these non-US GAAP generally accepted industry measures should be considered together with other data prepared in accordance with US GAAP. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.

        Total cash costs per ounce of gold produced is calculated by adjusting production costs as recorded in the interim unaudited consolidated statements of income and comprehensive income for byproduct revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management also uses this measure to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for these inherent limitations by using this measure in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

        Minesite costs per tonne is calculated by adjusting production costs as shown in the interim unaudited consolidated statements of income and comprehensive income for unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in byproduct metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with US GAAP.

        The Company reports total cash costs per ounce of gold produced and minesite costs per tonne using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce of gold produced and minesite costs per tonne to the Company's peers within the mining industry.

        The following tables set out a reconciliation of total cash costs per ounce of gold produced and minesite costs per tonne to production costs as presented in interim unaudited consolidated statements of income and comprehensive income in accordance with US GAAP.

Total Production Costs by Mine

(thousands of United States dollars)	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Production costs per the interim unaudited consolidated statements of income and comprehensive income	$224,091	$230,053
LaRonde mine	49,587	57,903
Lapa mine	15,453	16,610
Goldex mine(i)	14,791	—
Meadowbank mine	71,069	93,589
Kittila mine	29,425	27,182
Pinos Altos mine	31,886	31,652
Creston Mascota deposit at Pinos Altos(ii)	6,028	—
La India mine(iii)	5,852	—

Total	$224,091	$226,936

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(iv) by Mine

LaRonde Mine — Total Cash Costs per Ounce of Gold Produced(iv)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Production costs	$49,587	$57,903
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(14,175)	(29,556)
Inventory and other adjustments(v)	940	262
Non-cash reclamation provision	(577)	(542)

Cash operating costs	$35,775	$28,067
Gold production (ounces)	59,352	39,073

Total cash costs per ounce of gold produced ($ per ounce)(iv)	$603	$718

Lapa Mine — Total Cash Costs per Ounce of Gold Produced(iv)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Production costs	$15,453	$16,610
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	108	77
Inventory and other adjustments(v)	49	1,610
Non-cash reclamation provision	(17)	(17)

Cash operating costs	$15,593	$18,280
Gold production (ounces)	23,409	26,868

Total cash costs per ounce of gold produced ($ per ounce)(iv)	$666	$680

Goldex Mine — Total Cash Costs per Ounce of Gold Produced(i)(iv)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Production costs	$14,791	$—
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	43	—
Inventory and other adjustments(v)	(1,087)	—
Non-cash reclamation provision	(3)	—

Cash operating costs	$13,744	$—
Gold production (ounces)	19,430	—

Total cash costs per ounce of gold produced ($ per ounce)(iv)	$707	$—

Meadowbank Mine — Total Cash Costs per Ounce of Gold Produced(iv)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Production costs	$71,069	$93,589
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(252)	(563)
Inventory and other adjustments(v)	1,012	992
Non-cash reclamation provision	(572)	(393)
Stripping costs(vi)	(3,312)	(6,124)

Cash operating costs	$67,945	$87,501
Gold production (ounces)	156,444	81,818

Total cash costs per ounce of gold produced ($ per ounce)(iv)	$434	$1,069

Kittila Mine — Total Cash Costs per Ounce of Gold Produced(iv)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Production costs	$29,425	$27,182
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	114	157
Inventory and other adjustments(v)	1,081	(294)
Non-cash reclamation provision	34	(120)

Cash operating costs	$30,654	$26,925
Gold production (ounces)	38,552	43,145

Total cash costs per ounce of gold produced ($ per ounce)(iv)	$795	$624

Pinos Altos Mine — Total Cash Costs per Ounce of Gold Produced(iv)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Production costs	$31,886	$31,652
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(9,074)	(16,566)
Inventory and other adjustments(v)	(648)	(430)
Non-cash reclamation provision	(93)	(74)
Stripping costs(vi)	(1,730)	(1,319)

Cash operating costs	$20,341	$13,263
Gold production (ounces)	45,217	44,164

Total cash costs per ounce of gold produced ($ per ounce)(iv)	$450	$300

Creston Mascota deposit at Pinos Altos — Total Cash Costs per Ounce of Gold Produced(ii)(iv)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Production costs	$6,028	$—
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(236)	—
Inventory and other adjustments(v)	583	—
Non-cash reclamation provision	(49)	—

Cash operating costs	$6,326	$—
Gold production (ounces)	10,317	—

Total cash costs per ounce of gold produced ($ per ounce)(iv)	$613	$—

La India Mine — Total Cash Costs per Ounce of Gold Produced(iii)(iv)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Production costs	$5,852	$—
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(520)	—
Inventory and other adjustments(v)	(939)	—
Non-cash reclamation provision	(42)	—

Cash operating costs	$4,351	$—
Gold production (ounces)	10,208	—

Total cash costs per ounce of gold produced ($ per ounce)(iv)	$426	$—

Reconciliation of Production Costs to Minesite Costs per Tonne(vii) by Mine

LaRonde Mine — Minesite Costs per Tonne(vii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2014		Three Months Ended March 31, 2013
Production costs		$49,587		$57,903
Adjustments:
Inventory adjustment(viii)		1,148		434
Non-cash reclamation provision		(577)		(542)

Minesite operating costs		$50,158		$57,795
Minesite operating costs (thousands of C$)	C$	55,081	C$	58,420
Tonnes of ore milled (thousands of tonnes)		557		594

Minesite costs per tonne (C$)(vii)	C$	99	C$	98

Lapa Mine — Minesite Costs per Tonne(vii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2014		Three Months Ended March 31, 2013
Production costs		$15,453		$16,610
Adjustments:
Inventory adjustment(viii)		118		1,671
Non-cash reclamation provision		(17)		(17)

Minesite operating costs		$15,554		$18,264
Minesite operating costs (thousands of C$)	C$	17,126	C$	18,445
Tonnes of ore milled (thousands of tonnes)		157		160

Minesite costs per tonne (C$)(vii)	C$	109	C$	115

Goldex Mine — Minesite Costs per Tonne(i)(vii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2014		Three Months Ended March 31, 2013
Production costs		$14,791		$—
Adjustments:
Inventory adjustment(viii)		(1,018)		—
Non-cash reclamation provision		(3)		—

Minesite operating costs		$13,770		$—
Minesite operating costs (thousands of C$)	C$	15,168	C$	—
Tonnes of ore milled (thousands of tonnes)		485		—

Minesite costs per tonne (C$)(vii)	C$	31	C$	—

Meadowbank Mine — Minesite Costs per Tonne(vii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2014		Three Months Ended March 31, 2013
Production costs		$71,069		$93,589
Adjustments:
Inventory adjustment(viii)		1,389		902
Non-cash reclamation provision		(572)		(393)
Stripping costs(vi)		(3,312)		(6,124)

Minesite operating costs		$68,574		$87,974
Minesite operating costs (thousands of C$)	C$	74,896	C$	88,601
Tonnes of ore milled (thousands of tonnes)		994		1,019

Minesite costs per tonne (C$)(vii)	C$	75	C$	87

Kittila Mine — Minesite Costs per Tonne(vii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Production costs	$29,425	$27,182
Adjustments:
Inventory adjustment(viii)	1,081	(294)
Non-cash reclamation provision	34	(120)

Minesite operating costs	$30,540	$26,768
Minesite operating costs (thousands of €)	€22,544	€20,580
Tonnes of ore milled (thousands of tonnes)	307	267

Minesite costs per tonne (€)(vii)	€73	€77

Pinos Altos Mine — Minesite Costs per Tonne(vii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Production costs	$31,886	$31,652
Adjustments:
Inventory adjustment(viii)	(562)	(403)
Non-cash reclamation provision	(93)	(74)
Stripping costs(vi)	(1,730)	(1,319)

Minesite operating costs	$29,501	$29,856
Tonnes of ore processed (thousands of tonnes)	624	726

Minesite costs per tonne (US$)(vii)	$47	$41

Creston Mascota deposit at Pinos Altos — Minesite Costs per Tonne(ii)(vii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Production costs	$6,028	$—
Adjustments:
Inventory adjustment(viii)	583	—
Non-cash reclamation provision	(49)	—

Minesite operating costs	$6,562	$—
Tonnes of ore processed (thousands of tonnes)	379	—

Minesite costs per tonne (US$)(vii)	$17	$—

La India Mine — Minesite Costs per Tonne(iii)(vii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Production costs	$5,852	$—
Adjustments:
Inventory adjustment(viii)	(939)	—
Non-cash reclamation provision	(42)	—

Minesite operating costs	$4,871	$—
Tonnes of ore processed (thousands of tonnes)	687	—

Minesite costs per tonne (US$)(vii)	$7	$—

Notes:

(i)
The Goldex mine's M and E Zones achieved commercial production on October 1, 2013.

(ii)
Excludes results from the Creston Mascota deposit at Pinos Altos for the first quarter of 2013 due to an unexpected movement of leached ore at the Phase One leach pad, resulting in the temporary suspension of active leaching between October 1, 2012 and March 13, 2013. The Creston Mascota deposit at Pinos Altos incurred $3,117,000 in production costs during the first quarter of 2013 which were excluded from the calculation of total cash costs per ounce of gold produced and minesite costs per tonne.

(iii)
The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the first quarter of 2014 as they preceded the achievement of commercial production.

(iv)
Total cash costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as recorded in the consolidated statements of income and comprehensive income for byproduct revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by the number of ounces of gold produced. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is a useful comparison point between periods. Total cash costs per ounce of gold produced is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management also uses this measure to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for these inherent limitations by using this measure in conjunction with minesite costs per tonne as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(v)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue.

(vi)
The Company reports total cash costs per ounce of gold produced and minesite costs per tonne using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce of gold produced and minesite costs per tonne to the Company's peers within the mining industry.

(vii)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the consolidated statements of income and comprehensive income for unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in byproduct metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with US GAAP.

(viii)
This inventory adjustment reflects production costs associated with unsold concentrates.

All-in Sustaining Costs per Ounce of Gold Produced

        All-in sustaining costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this measure provides a realistic indicator of operating performance. However, this non-US GAAP measure should be considered together with other data prepared in accordance with US GAAP as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.

        Based on the recommendations of the World Gold Council in 2013, the Company has modified its calculation of all-in sustaining costs per ounce of gold produced for 2014 as the aggregate of total cash costs per ounce of gold produced and sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and non-cash reclamation provision expense per ounce of gold produced.

        The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the first quarter of 2014.

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended March 31, 2014
Production costs per the consolidated statements of income and comprehensive income (thousands of United States dollars)	$224,091
Adjusted gold production (ounces)(i)	362,929

Production costs per ounce of adjusted gold produced(i)	$617
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(65)
Inventory and other adjustments(ii)	3
Non-cash reclamation provision	(4)
Stripping costs(iii)	(14)

Total cash costs per ounce of gold produced(iv)	537
Adjustments:
Sustaining capital expenditures (including capitalized exploration and stripping costs)	183
General and administrative expenses (including stock options)	75
Non-cash reclamation provision	4

All-in sustaining costs per ounce of gold produced	$799

Notes:

(i)
Excludes 3,492 ounces of payable gold production from the La India mine during the first quarter of 2014 as they preceded the La India mine's acheivement of commercial production on February 1, 2014.

(ii)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue.

(iii)
The Company reports total cash costs per ounce of gold produced using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce of gold produced to the Company's peers within the mining industry.

(iv)
Total cash costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as recorded in the consolidated statements of income and comprehensive income for byproduct revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by the number of ounces of gold produced. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is a useful comparison point between periods. Total cash costs per ounce of gold produced is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management also uses this measure to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for these inherent limitations by using this measure in conjunction with minesite costs per tonne as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2014	2013
Operating margin(i) by mine:
LaRonde mine	$43,117	$33,295
Lapa mine	15,237	21,788
Goldex mine(ii)	10,579	—
Meadowbank mine	119,971	36,503
Kittila mine	19,037	44,956
Pinos Altos mine	38,597	56,038
Creston Mascota deposit at Pinos Altos	7,511	(2,211)
La India mine(iii)	13,627	—

Total operating margin(i)	267,676	190,369
Amortization of property, plant and mine development	73,537	70,071
Exploration, corporate and other	40,234	71,690

Income before income and mining taxes	153,905	48,608
Income and mining taxes expense	45,053	24,749

Net income for the period	$108,852	$23,859

Net income per share — basic (US$)	$0.63	$0.14
Net income per share — diluted (US$)	$0.62	$0.14
Cash flows:
Cash provided by operating activities	$247,729	$146,072
Cash used in investing activities	$(105,621)	$(141,479)
Cash used in financing activities	$(98,087)	$(69,504)
Realized prices (US$):
Gold (per ounce)	$1,308	$1,611
Silver (per ounce)	$20.62	$28.70
Zinc (per tonne)	$2,027	$2,002
Copper (per tonne)	$6,386	$7,570
Payable production(iv):
Gold (ounces):
LaRonde mine	59,352	39,073
Lapa mine	23,409	26,868
Goldex mine(ii)	19,430	—
Meadowbank mine	156,444	81,818
Kittila mine	38,552	43,145
Pinos Altos mine	45,217	44,164
Creston Mascota deposit at Pinos Altos	10,317	1,907
La India mine(iii)	13,700	—

Total gold (ounces)	366,421	236,975

Silver (thousands of ounces):
LaRonde mine	349	611
Meadowbank mine	26	22
Kittila mine	2	2
Pinos Altos mine	460	613

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2014	2013
Creston Mascota deposit at Pinos Altos	16	3
La India mine(iii)	27	—

Total Silver (thousands of ounces)	880	1,251

Zinc (tonnes)	2,060	8,239
Copper (tonnes)	1,554	1,082
Payable metal sold:
Gold (ounces):
LaRonde mine	58,100	39,588
Lapa mine	23,451	23,939
Goldex mine(ii)	19,607	—
Meadowbank mine	147,502	80,012
Kittila mine	37,429	44,340
Pinos Altos mine	46,810	44,523
Creston Mascota deposit at Pinos Altos	10,228	587
La India mine(iii)	14,632	—

Total gold (ounces)	357,759	232,989

Silver (thousands of ounces):
LaRonde mine	340	583
Meadowbank mine	28	22
Kittila mine	2	1
Pinos Altos mine	507	586
Creston Mascota deposit at Pinos Altos	14	—
La India mine(iii)	26	—

Total silver (thousands of ounces):	917	1,192

Zinc (tonnes)	1,673	6,999
Copper (tonnes)	1,542	1,067
Total cash costs per ounce of gold produced (US$)(v):
LaRonde mine	$603	$718
Lapa mine	666	680
Goldex mine(ii)	707	—
Meadowbank mine	434	1,069
Kittila mine	795	624
Pinos Altos mine	450	300
Creston Mascota deposit at Pinos Altos(vi)	613	—
La India mine(iii)	426	—

Weighted average total cash costs per ounce of gold produced	$537	$740

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
The Goldex mine's M and E Zones achieved commercial production on October 1, 2013.

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(iii)
The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the first quarter of 2014 as they preceded the achievement of commercial production.

(iv)
Payable production is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(v)
Total cash costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as recorded in the consolidated statements of income and comprehensive income for byproduct revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by the number of ounces of gold produced. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is a useful comparison point between periods. Total cash costs per ounce of gold produced is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management also uses this measure to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for these inherent limitations by using this measure in conjunction with minesite costs per tonne as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(vi)
Excludes total cash costs per ounce of gold produced for the Creston Mascota deposit at Pinos Altos in the first quarter of 2013 due to an unexpected movement of leached ore at the Phase One leach pad, resulting in the temporary suspension of active leaching between October 1, 2012 and March 13, 2013.

AGNICO EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Three Months Ended
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014
Operating margin(i):
Revenues from mining operations	$459,561	$535,836	$449,383	$420,422	$336,424	$444,320	$437,240	$491,767
Production costs	219,906	220,408	242,363	230,053	225,951	231,535	237,388	224,091

Total operating margin(i)	239,655	315,428	207,020	190,369	110,473	212,785	199,852	267,676
Operating margin(i) by mine:
LaRonde mine	29,342	45,625	35,363	33,295	14,372	26,136	26,186	43,117
Lapa mine	26,222	25,723	20,755	21,788	16,643	15,859	17,345	15,237
Goldex mine(ii)	—	—	—	—	—	—	8,246	10,579
Meadowbank mine	72,715	104,258	36,170	36,503	32,382	82,906	75,788	119,971
Kittila mine	31,489	52,655	53,199	44,956	(112)	39,019	27,414	19,037
Pinos Altos mine	53,623	63,802	61,092	56,038	41,708	38,464	36,864	38,597
Creston Mascota deposit at Pinos Altos	26,264	23,365	441	(2,211)	5,480	10,401	8,009	7,511
La India mine(iii)	—	—	—	—	—	—	—	13,627

Total operating margin(i)	239,655	315,428	207,020	190,369	110,473	212,785	199,852	267,676
Amortization of property, plant and mine development	66,310	68,318	72,680	70,071	70,128	76,054	79,825	73,537
Impairment loss	—	—	—	—	—	—	537,227	—
Exploration, corporate and other	96,169	94,763	36,232	71,690	63,805	57,940	57,421	40,234

Income (loss) before income and mining taxes	77,176	152,347	98,108	48,608	(23,460)	78,791	(474,621)	153,905
Income and mining taxes expense (recovery)	33,904	46,021	15,338	24,749	920	31,480	(21,305)	45,053

Net income (loss) for the period	$43,272	$106,326	$82,770	$23,859	$(24,380)	$47,311	$(453,316)	$108,852

Net income (loss) per share — basic (US$)	$0.25	$0.62	$0.48	$0.14	$(0.14)	$0.27	$(2.61)	$0.63
Net income (loss) per share — diluted (US$)	$0.25	$0.62	$0.48	$0.14	$(0.14)	$0.27	$(2.61)	$0.62
Cash flows:
Cash provided by operating activities	$194,082	$199,464	$105,964	$146,072	$75,298	$80,982	$135,944	$247,729
Cash used in investing activities	$(68,619)	$(121,837)	$(96,792)	$(141,479)	$(218,282)	$(145,629)	$(139,083)	$(105,621)
Cash (used in) provided by financing activities	$(29,258)	$(55,406)	$14,136	$(69,504)	$18,677	$68,745	$30,811	$(98,087)

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
The Goldex mine's M and E Zones achieved commercial production on October 1, 2013.

(iii)
The La India mine achieved commercial production on February 1, 2014.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, US GAAP basis)
(Unaudited)

	As at March 31, 2014	As at December 31, 2013
ASSETS
Current
Cash and cash equivalents	$181,775	$139,101
Short-term investments	2,217	2,217
Restricted cash	22,779	28,723
Trade receivables (note 4)	74,411	67,300
Inventories:
Ore in stockpiles and on leach pads	56,850	51,826
Concentrates and dore bars	50,364	46,658
Supplies	227,542	253,160
Income taxes recoverable	—	18,682
Available-for-sale securities (notes 4 and 8)	105,818	74,581
Fair value of derivative financial instruments (notes 4 and 10)	11,677	5,590
Other current assets	101,779	116,993

Total current assets	835,212	804,831
Other assets	63,270	66,394
Goodwill (note 14)	39,017	39,017
Property, plant and mine development (note 5)	4,057,627	4,049,117

	$4,995,126	$4,959,359

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$145,501	$173,374
Reclamation provision (note 13)	1,855	3,452
Interest payable (note 9)	20,981	13,803
Income taxes payable	19,300	7,523
Capital lease obligations	10,004	12,035
Fair value of derivative financial instruments (notes 4 and 10)	1,878	467

Total current liabilities	199,519	210,654

Long-term debt (note 9)	920,000	1,000,000

Reclamation provision and other liabilities	172,657	178,236

Deferred income and mining tax liabilities	597,345	593,320

SHAREHOLDERS' EQUITY
Common shares (note 6):
Outstanding — 174,449,937 common shares issued, less 397,996 shares held in trust	3,298,010	3,294,007
Stock options (notes 6 and 7)	183,178	174,470
Contributed surplus	37,254	37,254
Deficit	(418,532)	(513,441)
Accumulated other comprehensive income (loss) (note 6)	5,695	(15,141)

Total shareholders' equity	3,105,605	2,977,149

	$4,995,126	$4,959,359

See accompanying notes

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars, except per share amounts, US GAAP basis)
(Unaudited)

	Three Months Ended March 31,
	2014	2013
REVENUES
Revenues from mining operations	$491,767	$420,422
COSTS, EXPENSES AND OTHER INCOME
Production(i)	224,091	230,053
Exploration and corporate development	9,418	8,571
Amortization of property, plant and mine development (note 5)	73,537	70,071
General and administrative (note 15)	27,239	37,320
Impairment loss on available-for-sale securities (note 8)	—	10,995
Interest expense (note 9)	15,935	13,916
Interest and sundry (income) expense	(417)	212
Gain on derivative financial instruments (note 10)	(3,328)	(2,982)
Gain on sale of available-for-sale securities (note 8)	(273)	—
Foreign currency translation (gain) loss	(8,340)	3,658

Income before income and mining taxes	153,905	48,608
Income and mining taxes expense	45,053	24,749

Net income for the period	$108,852	$23,859

Net income per share — basic (note 6)	$0.63	$0.14

Net income per share — diluted (note 6)	$0.62	$0.14

Cash dividends declared per common share	$0.08	$—

COMPREHENSIVE INCOME
Net income for the period	$108,852	$23,859

Other comprehensive income (loss):
Available-for-sale securities and other investments:
Unrealized gain (loss)	21,018	(173)
Reclassification to impairment loss on avalable-for-sale securities (note 8)	—	10,995
Reclassification to realized gain on sale of available-for-sale securities (note 8)	(273)	—
Derivative financial instruments:
Unrealized (loss) gain	(586)	81
Reclassification to production costs	545	10
Pension benefits:
Reclassification to general and administrative expense	165	131
Income tax recovery impact of reclassification items	(187)	(37)
Income tax expense (recovery) impact of other comprehensive income (loss) items	154	(19)

Other comprehensive income for the period	20,836	10,988

Comprehensive income for the period	$129,688	$34,847

Note:

(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, except share and per share amounts, US GAAP basis)
(Unaudited)

	Common Shares Oustanding
							Accumulated Other Comprehensive Income (Loss)
			Stock Options		Contributed Surplus	Retained Earnings (Deficit)
	Shares	Amount		Warrants
Balance December 31, 2012	172,102,870	$3,241,922	$148,032	$24,858	$15,665	$7,046	$(27,311)
Shares issued under employee stock option plan (notes 6 and 7)	212,500	9,720	(3,283)	—	—	—	—
Stock options (notes 6 and 7)	—	—	13,688	—	—	—	—
Shares issued under incentive share purchase plan	146,583	5,937	—	—	—	—	—
Shares issued under dividend reinvestment plan	211,831	8,088	—	—	—	—	—
Net income for the period	—	—	—	—	—	23,859	—
Dividends declared (nil per share)	—	—	—	—	—	(62)	—
Other comprehensive income for the period	—	—	—	—	—	—	10,988
Restricted share unit plan (note 6)	(297,677)	(15,923)	—	—	—	157	—

Balance March 31, 2013	172,376,107	$3,249,744	$158,437	$24,858	$15,665	$31,000	$(16,323)

Balance December 31, 2013	173,953,975	$3,294,007	$174,470	$—	$37,254	$(513,441)	$(15,141)
Shares issued under employee stock option plan (notes 6 and 7)	78,475	2,478	(665)	—	—	—	—
Stock options (notes 6 and 7)	—	—	9,373	—	—	—	—
Shares issued under incentive share purchase plan	127,473	3,936	—	—	—	—	—
Shares issued under dividend reinvestment plan	62,826	1,989	—	—	—	—	—
Net income for the period	—	—	—	—	—	108,852	—
Dividends declared ($0.08 per share)	—	—	—	—	—	(13,943)	—
Other comprehensive income for the period	—	—	—	—	—	—	20,836
Restricted share unit plan (note 6)	(170,808)	(4,400)	—	—	—	—	—

Balance March 31, 2014	174,051,941	$3,298,010	$183,178	$—	$37,254	$(418,532)	$5,695

See accompanying notes

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three Months Ended March 31,
	2014	2013
OPERATING ACTIVITIES
Net income for the period	$108,852	$23,859
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development (note 5)	73,537	70,071
Deferred income and mining taxes	6,732	7,026
Gain on sale of available-for-sale securities (note 8)	(273)	—
Stock-based compensation (note 7)	13,903	16,277
Impairment loss on available-for-sale securities (note 8)	—	10,995
Foreign currency translation (gain) loss	(8,340)	3,658
Other	260	5,131
Adjustment for settlement of environmental remediation	(934)	(2,552)
Changes in non-cash working capital balances:
Trade receivables	(7,111)	(2,776)
Income taxes	30,459	(3,908)
Inventories	25,512	27,992
Other current assets	15,520	(5,765)
Accounts payable and accrued liabilities	(17,405)	(10,102)
Interest payable	7,017	6,166

Cash provided by operating activities	247,729	146,072

INVESTING ACTIVITIES
Additions to property, plant and mine development (note 5)	(98,793)	(130,634)
Decrease in short-term investments	—	1,304
Net proceeds from sale of available-for-sale securities (note 8)	613	—
Purchase of available-for-sale securities and warrants (note 8)	(13,385)	(12,675)
Decrease in restricted cash	5,944	526

Cash used in investing activities	(105,621)	(141,479)

FINANCING ACTIVITIES
Dividends paid	(11,973)	(29,890)
Repayment of capital lease obligations	(4,252)	(2,553)
Sale-leaseback financing	1,027	—
Proceeds from long-term debt (note 9)	—	40,000
Repayment of long-term debt (note 9)	(80,000)	(70,000)
Repurchase of common shares for restricted share unit plan (note 6)	(7,518)	(19,000)
Common shares issued (note 6)	4,629	11,939

Cash used in financing activities	(98,087)	(69,504)

Effect of exchange rate changes on cash and cash equivalents	(1,347)	(872)

Net increase (decrease) in cash and cash equivalents during the period	42,674	(65,783)
Cash and cash equivalents, beginning of period	139,101	298,068

Cash and cash equivalents, end of period	$181,775	$232,285

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid (note 9)	$8,151	$6,832

Income and mining taxes paid	$8,149	$21,633

See accompanying notes

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2014

1.     BASIS OF PRESENTATION

  The accompanying interim unaudited consolidated financial statements of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") have been prepared in accordance with United States generally accepted accounting principles ("US GAAP") in US dollars. They do not include all of the disclosures required by US GAAP for annual financial statements. Accordingly, these interim unaudited consolidated financial statements should be read in conjunction with the fiscal 2013 audited annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2013. In the opinion of management, the interim unaudited consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position as at March 31, 2014 and the results of operations and cash flows for the three months ended March 31, 2014 and March 31, 2013.

  Operating results for the three months ended March 31, 2014 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2014.

2.     USE OF ESTIMATES

  The preparation of the interim unaudited consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim unaudited consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim unaudited consolidated financial statements are reasonable and prudent; however, actual results may differ from these estimates.

3.     ACCOUNTING POLICIES

  These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2013 audited annual consolidated financial statements.

  Under Securities and Exchange Commission ("SEC") Staff Accounting Bulletin 74, the Company is required to disclose information related to new accounting standards that have not yet been adopted. Agnico Eagle has evaluated newly issued accounting standards that have not yet been adopted and does not expect them to significantly impact the Company's consolidated financial statements.

4.     FAIR VALUE MEASUREMENT

  ASC 820 — Fair Value Measurement and Disclosure defines fair value, establishes a framework for measuring fair value under US GAAP and requires expanded disclosures about fair value measurements including the following three fair value hierarchy levels:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with the Company's investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2014

4.     FAIR VALUE MEASUREMENT (Continued)

  The following table sets out the Company's financial assets and liabilities measured at fair value as at March 31, 2014 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables(i)	$—	$74,411	$—	$74,411
Available-for-sale securities(ii)	100,572	5,246	—	105,818
Fair value of derivative financial instruments(iii)	—	11,677	—	11,677

	$100,572	$91,334	$—	$191,906

Financial liabilities:
Fair value of derivative financial instruments(iii)	$—	$1,878	$—	$1,878

  The following table sets out the Company's financial assets and liabilities measured at fair value as at December 31, 2013 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables(i)	$—	$67,300	$—	$67,300
Available-for-sale securities(ii)	74,581	—	—	74,581
Fair value of derivative financial instruments(iii)	—	5,590	—	5,590

	$74,581	$72,890	$—	$147,471

Financial liabilities:
Fair value of derivative financial instruments(iii)	$—	$467	$—	$467

  Notes:

  (i)
  Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

  (ii)
  Available-for-sale securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Available-for-sale securities representing shares of non-publicly traded entities are recorded at fair value using quoted market prices (classified within Level 2 of the fair value hierarchy).

  (iii)
  Derivative financial instruments are recorded at fair value using external broker-dealer quotations (classified within Level 2 of the fair value hierarchy).

  In the event that a decline in the fair value of an investment in available-for-sale securities occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the interim unaudited consolidated statements of income and comprehensive income and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including changes in general market conditions, specific industry and investee data, the length of time and the extent to which the fair value has been less than cost, the financial condition of the investee and the near-term prospects of the individual investment. New evidence could become available in future periods which would affect this assessment and thus could result in material impairment charges with respect to those investments in available-for-sale securities for which the cost basis exceeds its fair value.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2014

5.     PROPERTY, PLANT AND MINE DEVELOPMENT

	As at March 31, 2014			As at December 31, 2013
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Mining properties	$1,371,625	$103,268	$1,268,357	$1,361,867	$89,700	$1,272,167
Plant and equipment	2,486,339	718,617	1,767,722	2,286,887	662,394	1,624,493
Mine development costs	1,070,207	249,645	820,562	1,038,564	239,898	798,666
Construction in Progress:
Meliadine project	200,986	—	200,986	192,413	—	192,413
La India mine(i)	—	—	—	161,378	—	161,378

	$5,129,157	$1,071,530	$4,057,627	$5,041,109	$991,992	$4,049,117

  Note:

  (i)
  Upon achieving commercial production at the La India mine in February 2014, related costs accumulated in construction in progress were reclassified to mine development costs within property, plant and mine development.

6.     SHAREHOLDERS' EQUITY

  In 2009, the Company implemented the restricted share unit ("RSU") plan for certain employees. Effective January 1, 2012, the RSU plan was amended to include directors and senior executives of the Company.

  A deferred compensation balance is recorded for the total grant date value on the date of each RSU plan grant. The deferred compensation balance is recorded as a reduction of shareholders' equity and is amortized as compensation expense over the applicable vesting period.

  During the first quarter of 2014, the Company funded the RSU plan by transferring $7.5 million (first quarter of 2013 — $19.0 million) to an employee benefit trust (the "Trust") that then purchased shares of the Company in the open market. For accounting purposes, the Trust is treated as a variable interest entity and consolidated in the accounts of the Company. The common shares purchased and held by the Trust are treated as not outstanding for the basic earnings per share ("EPS") calculations but are included in the basic EPS calculations once they have vested. All of the non-vested common shares held by the Trust are included in the diluted EPS calculations, unless the impact is anti-dilutive.

  The following table sets out the maximum number of common shares that would be outstanding if all instruments outstanding at March 31, 2014 were exercised:

Common shares outstanding at March 31, 2014	174,051,941
Employee stock options	12,535,910
RSU plan	397,996

186,985,847

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2014

6.     SHAREHOLDERS' EQUITY (Continued)

  The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:

	Three Months Ended March 31,
	2014	2013
Net income for the period	$108,852	$23,859

Weighted average number of common shares outstanding — basic (in thousands)	173,972	172,280
Add: Dilutive impact of shares related to RSU plan	313	343

Weighted average number of common shares outstanding — diluted (in thousands)	174,285	172,623

Net income per share — basic	$0.63	$0.14

Net income per share — diluted	$0.62	$0.14

  Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options and warrants with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.

  For the three months ended March 31, 2014, all employee stock options were excluded from the calculation of diluted net income per share as their effect would have been anti-dilutive.

  For the three months ended March 31, 2013, all employee stock options and warrants were excluded from the calculation of diluted net income per share as their effect would have been anti-dilutive. The warrants expired unexercised on December 3, 2013.

  Accumulated other comprehensive income (loss)

  The following table sets out the changes in accumulated other comprehensive income (loss) by component for the three months ended March 31, 2014:

	Cumulative Translation Adjustment	Available-for-sale Securities and Other Investments	Derivative Financial Instruments	Pension Benefits	Total
Accumulated other comprehensive (loss) income, December 31, 2013	$(16,206)	$3,965	$(148)	$(2,752)	$(15,141)

Unrealized other comprehensive gain (loss)	—	21,018	(586)	—	20,432
Income tax expense impact	—	—	154	—	154
Reclassifications from accumulated other comprehensive (loss) income to the Consolidated Statements of Income	—	(273)	545	165	437
Income tax recovery impact	—	—	(144)	(43)	(187)

Other comprehensive income (loss) for the period	—	20,745	(31)	122	20,836

Accumulated other comprehensive (loss) income, March 31, 2014	$(16,206)	$24,710	$(179)	$(2,630)	$5,695

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2014

7.     STOCK-BASED COMPENSATION

  The following summary sets out activity with respect to Agnico Eagle's outstanding stock options:

	Three Months Ended March 31, 2014			Three Months Ended March 31, 2013
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	11,283,535	C$	56.02	10,587,126	C$	56.60
Granted	3,180,000		28.04	2,803,000		52.13
Exercised	(78,475)		28.03	(212,500)		37.06
Forfeited	(146,500)		50.80	(156,500)		61.88
Expired	(1,702,650)		62.77	(1,294,635)		54.44

Outstanding, end of period	12,535,910	C$	48.24	11,726,491	C$	56.05

Options exercisable, end of period	8,102,660	C$	54.52	7,505,295	C$	59.41

  Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Three Months Ended March 31,
	2014	2013
Risk-free interest rate	1.56%	1.49%
Expected life of stock options (in years)	2.6	2.7
Expected volatility of Agnico Eagle's share price	42.5%	35.0%
Expected dividend yield	3.83%	1.73%

8.     AVAILABLE-FOR-SALE SECURITIES

  The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry. The cost basis of available-for-sale securities is determined using the average cost method and they are carried at fair value. Detail on the Company's available-for-sale securities holdings is set out below:

	As at March 31, 2014	As at December 31, 2013
Available-for-sale securities in an unrealized gain position:
Cost (net of impairments)	$41,028	$30,583
Unrealized gains in accumulated other comprehensive income (loss)	31,123	11,530

Estimated fair value	72,151	42,113

Available-for-sale securities in an unrealized loss position:
Cost (net of impairments)	39,987	39,933
Unrealized losses in accumulated other comprehensive income (loss)	(6,320)	(7,465)

Estimated fair value	33,667	32,468

Total estimated fair value of available-for-sale securities	$105,818	$74,581

  During the first quarter of 2014, the Company received proceeds of $0.6 million (first quarter of 2013 — nil) and recognized a gain before income taxes of $0.3 million (first quarter of 2013 — nil) on the sale of certain available-for-sale securities.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2014

8.     AVAILABLE-FOR-SALE SECURITIES (Continued)

  During the first quarter of 2014, certain available-for-sale securities fell into an unrealized loss position. In each case, the Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the impairment. During the first quarter of 2014, the Company recorded an impairment loss of nil (first quarter of 2013 — $11.0 million) on certain available-for-sale securities that were determined to be other-than-temporarily impaired.

  At March 31, 2014, the fair value of available-for-sale securities in an unrealized loss position was $33.7 million (December 31, 2013 — $32.5 million) with total unrealized losses in accumulated other comprehensive loss of $6.3 million (December 31, 2013 — $7.5 million). Based on an evaluation of the severity and duration of the impairment of these available-for-sale securities (less than three months) and on the Company's intent to hold the investments for a period of time sufficient for a recovery of fair value, the Company does not consider these available-for-sale securities to be other-than-temporarily impaired as at March 31, 2014.

9.     LONG-TERM DEBT

  Credit Facility

  On June 22, 2010, the Company amended and restated one of its two unsecured revolving bank credit facilities (the "Credit Facility") and terminated its other unsecured revolving bank credit facility, increasing the amount available from an aggregate $900.0 million to $1,200.0 million.

  On July 20, 2012, the Company further amended the Credit Facility, extending the maturity date from June 22, 2016 to June 22, 2017 and amending pricing terms.

  At March 31, 2014, the Credit Facility was drawn down by $120.0 million (December 31, 2013 — $200.0 million). Amounts drawn down, together with outstanding letters of credit under the Credit Facility, resulted in Credit Facility availability of $1,078.9 million at March 31, 2014.

  2012 Notes

  On July 24, 2012, the Company closed a $200.0 million private placement of guaranteed senior unsecured notes (the "2012 Notes") which, on issuance, had a weighted average maturity of 11.0 years and weighted average yield of 4.95%.

  The following table sets out details of the individual series of the 2012 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$100,000	4.87%	7/23/2022
Series B	100,000	5.02%	7/23/2024

	$200,000

  2010 Notes

  On April 7, 2010, the Company closed a $600.0 million private placement of guaranteed senior unsecured notes (the "2010 Notes") which, on issuance, had a weighted average maturity of 9.84 years and weighted average yield of 6.59%.

  The following table sets out details of the individual series of the 2010 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$115,000	6.13%	4/7/2017
Series B	360,000	6.67%	4/7/2020
Series C	125,000	6.77%	4/7/2022

	$600,000

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2014

9.     LONG-TERM DEBT (Continued)

  Covenants

  Payment and performance of Agnico Eagle's obligations under the Credit Facility, 2012 Notes and 2010 Notes is guaranteed by each of its significant subsidiaries and certain of its other subsidiaries (the "Guarantors").

  The Credit Facility contains covenants that limit, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances and sell material assets.

  The 2012 Notes and 2010 Notes contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets, carry on a business other than one related to mining and the ability of the Guarantors to incur indebtedness.

  The Credit Facility, 2012 Notes and 2010 Notes also require the Company to maintain a total net debt to EBITDA ratio below a specified maximum value as well as a minimum tangible net worth.

  The Company was in compliance with all covenants contained in the Credit Facility, 2012 Notes and 2010 Notes as at March 31, 2014.

  Interest on long-term debt

  Total long-term debt interest costs incurred during the first quarter of 2014 were $13.2 million (first quarter of 2013 — $12.3 million).

  Total interest costs capitalized to property, plant and mine development for the first quarter of 2014 were $0.2 million (first quarter of 2013 — $1.1 million).

  During the first quarter of 2014, cash interest paid on the Credit Facility was $1.1 million (first quarter of 2013 — nil), cash standby fees paid on the Credit Facility were $1.4 million (first quarter of 2013 — $1.2 million) and cash interest paid on the 2010 Notes and 2012 Notes was $4.9 million (first quarter of 2013 — $4.9 million).

10.   FINANCIAL INSTRUMENTS

  Currency Risk Management

  The Company utilizes foreign exchange hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The hedged items represent a portion of the Canadian dollar denominated cash outflows arising from Canadian dollar denominated expenditures.

  As at March 31, 2014, the Company had outstanding foreign exchange zero cost collars with a cash flow hedging relationship that did qualify for hedge accounting under ASC 815 — Derivatives and Hedging. The purchase of US dollar put options was financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company was nil. At March 31, 2014, the zero cost collars hedged $180.0 million of 2014 expenditures and the Company recognized mark-to-market adjustments in accumulated other comprehensive income (loss).

  Amounts deferred in accumulated other comprehensive income (loss) are reclassified to the production costs line item on the interim unaudited consolidated statements of income and comprehensive income, as applicable, when the hedged transaction has occurred. Mark-to-market gains (losses) related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations that utilize period end forward pricing of the currency hedged to calculate fair value.

  The Company's other foreign currency derivative strategies in the first quarter of 2014 and 2013 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars. All of these derivative transactions expired prior to period end such that no derivatives were outstanding on March 31, 2014 or March 31, 2013. The call option premiums were recognized in the gain on derivative financial instruments line item of the interim unaudited consolidated statements of income and comprehensive income.

  Commodity Price Risk Management

  To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instrument contracts to hedge the price on a portion of diesel fuel costs associated with the Meadowbank mine's diesel fuel exposure as it relates to operating costs. Financial contracts that expired in 2013 and totaled 10.5 million gallons of heating oil were entered into at an average price of $2.99 per gallon, which was approximately 55.0% of the Meadowbank mine's expected 2013 diesel fuel operating costs. These contracts did

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2014

10.   FINANCIAL INSTRUMENTS (Continued)

  qualify for hedge accounting and the related market-to-market adjustments prior to settlement were recognized in accumulated other comprehensive loss. All heating oil derivative financial instrument contracts settled in 2013. No heating oil derivative financial instrument contracts were outstanding at March 31, 2014 or December 31, 2013.

  Amounts deferred in accumulated other comprehensive income (loss) are reclassified to the production costs line item on the consolidated statements of income and comprehensive income, as applicable, when the derivative financial instrument has settled. Mark-to-market gains (losses) related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing to calculate fair value.

  As at March 31, 2014 and December 31, 2013, there were no metal derivative positions. The Company may from time to time utilize short-term (including intra-quarter) financial instruments as part of its strategy to minimize risks and optimize returns on its byproduct metal sales.

  Other required derivative financial instrument disclosures can be found in the shareholder's equity note to the interim unaudited consolidated financial statements.

  The fair value of the Company's derivative financial instruments are reported on the fair value of derivative financial instruments line items of the interim unaudited consolidated balance sheets.

  The following table sets out a summary of the amounts recognized in the gain on derivative financial instruments line item of the interim unaudited consolidated statements of income and comprehensive income:

	Three Months Ended March 31,
	2014	2013
Premiums realized on written foreign exchange call options	$832	$684
Realized loss on warrants	(185)	—
Mark-to-market (loss) gain on derivative equity contracts(i)	(448)	833
Mark-to-market gain on warrants(i)	3,129	1,465

Gain on derivative financial instruments	$3,328	$2,982

  Note:

  (i)
  Mark-to-market gains and losses on financial instruments that did not qualify for hedge accounting are recognized through the gain on derivative financial instruments line item of the interim unaudited consolidated statements of income and comprehensive income and through the other line item of the interim unaudited consolidated statements of cash flows.

11.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at March 31, 2014, the total amount of these guarantees was $176.6 million.

12.   SEGMENTED INFORMATION

  Agnico Eagle operates in a single industry, namely exploration for and production of gold. The Company's primary operations are in Canada, Mexico and Finland. The Company identifies its reportable segments as those operations whose operating results are reviewed by the Chief Executive Officer and that represent more than 10% of the combined revenue, profit or loss or total assets of all operating segments. Each of the Company's significant operating mines and projects are considered to be separate segments. Certain operating segments that do not meet the quantitative thresholds are still disclosed when the Company believes that the information is useful. Segment results for the first quarter of 2013 have been retrospectively revised to reflect organizational changes in 2013 that created three business units consisting of the Northern Business unit, the Southern Business unit, and the Exploration business unit. However, under this revised organizational structure the Chief Executive Officer also reviews segment income (defined as revenues from mining operations less production costs, exploration and corporate development and impairment losses) on a mine-by-mine basis. The

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2014

12.   SEGMENTED INFORMATION (Continued)

  following are the Company's reportable segments organized according to their relationship with the Company's three business units and reflect how the Company manages its business and how it classifies its operations for planning and measuring performance:

Northern Business:	LaRonde mine, Lapa mine, Goldex mine, Meadowbank mine, Meliadine project and Kittila mine
Southern Business:	Pinos Altos mine, Creston Mascota deposit at Pinos Altos and La India mine
Exploration:	United States Exploration office, Europe Exploration office, Canada Exploration offices and Latin America Exploration office

  The accounting policies of the reportable segments are the same as those described in the December 31, 2013 audited annual consolidated financial statements. There are no transactions between the reportable segments affecting revenue. Production costs for the reportable segments are net of intercompany transactions.

  Corporate and other (including the Urastar property) assets and specific income and expense items are set out separately below.

  The Goldex mine's M and E Zones achieved commercial production on October 1, 2013. The La India mine achieved commercial production on February 1, 2014.

Three Months Ended March 31, 2014	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$92,704	$(49,587)	$—	$43,117
Lapa mine	30,690	(15,453)	—	15,237
Goldex mine	25,370	(14,791)	—	10,579
Meadowbank mine	191,040	(71,069)	—	119,971
Kittila mine	48,462	(29,425)	—	19,037

Total Northern Business	$388,266	$(180,325)	$—	$207,941

Southern Business:
Pinos Altos mine	$70,483	$(31,886)	$—	$38,597
Creston Mascota deposit at Pinos Altos	13,539	(6,028)	—	7,511
La India mine	19,479	(5,852)	—	13,627

Total Southern Business	$103,501	$(43,766)	$—	$59,735

Exploration	$—	$—	$(9,418)	$(9,418)

Segments totals	$491,767	$(224,091)	$(9,418)	$258,258

Total segments income				$258,258
Corporate and other:
Amortization of property, plant and mine development				(73,537)
General and administrative				(27,239)
Interest expense				(15,935)
Interest and sundry income				417
Gain on derivative financial instruments				3,328
Gain on sale of available-for-sale securities				273
Foreign currency translation gain				8,340

Income before income and mining taxes				$153,905

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2014

12.   SEGMENTED INFORMATION (Continued)

Three Months Ended March 31, 2013	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$91,198	$(57,903)	$—	$33,295
Lapa mine	38,398	(16,610)	—	21,788
Meadowbank mine	130,092	(93,589)	—	36,503
Kittila mine	72,138	(27,182)	—	44,956

Total Northern Business	$331,826	$(195,284)	$—	$136,542

Southern Business:
Pinos Altos mine	$87,690	$(31,652)	$—	$56,038
Creston Mascota deposit at Pinos Altos	906	(3,117)	—	(2,211)

Total Southern Business	$88,596	$(34,769)	$—	$53,827

Exploration	$—	$—	$(8,571)	$(8,571)

Segments totals	$420,422	$(230,053)	$(8,571)	$181,798

Total segments income				$181,798
Corporate and other:
Amortization of property, plant and mine development				(70,071)
General and administrative				(37,320)
Impairment loss on available-for-sale securities				(10,995)
Interest expense				(13,916)
Interest and sundry expense				(212)
Gain on derivative financial instruments				2,982
Foreign currency translation loss				(3,658)

Income before income and mining taxes				$48,608

	Total Assets as at
	March 31, 2014	December 31, 2013
Northern Business:
LaRonde mine	$883,495	$878,719
Lapa mine	77,766	78,293
Goldex mine	127,215	120,601
Meadowbank mine	658,330	711,387
Meliadine project	884,979	877,923
Kittila mine	885,589	870,332

Total Northern Business	$3,517,374	$3,537,255

Southern Business:
Pinos Altos mine	$546,153	$537,560
Creston Mascota deposit at Pinos Altos	88,281	86,185
La India mine	536,618	512,450

Total Southern Business	$1,171,052	$1,136,195

Exploration	$22,750	$19,838

Corporate and other	$283,950	$266,071

Total	$4,995,126	$4,959,359

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2014

13.   RECLAMATION PROVISION

  Agnico Eagle's reclamation provision includes both asset retirement obligations and environmental remediation liabilities. Reclamation provision estimates are based on current legislation, third party estimates, management's estimates and feasibility study calculations.

  Due to the suspension of mining operations at the Goldex mine's GEZ on October 19, 2011, Agnico Eagle recognized an environmental remediation liability. During the first quarter of 2014, the Company incurred $1.9 million in remediation costs that were applied against the environmental remediation liability recognized in 2011. As at March 31, 2014, the remaining Goldex mine environmental remediation liability was $12.4 million, $0.8 million of which was classified as a current liability.

14.   ACQUISITIONS

  Urastar Gold Corporation

  On May 16, 2013, the Company completed the acquisition of all of the issued and outstanding common shares of Urastar Gold Corporation ("Urastar") pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) for cash consideration of $10.1 million. The Urastar acquisition was accounted for as a business combination and goodwill of $9.8 million was recognized on the Company's consolidated balance sheets.

  The transaction costs associated with the acquisition totaling $0.7 million were expensed through the general and administrative line item of the consolidated statements of income (loss) and comprehensive income (loss) during the year ended December 31, 2013.

  The following table sets out the allocation of the purchase price to assets acquired and liabilities assumed, based on management's estimates of fair value:

Total purchase price:
Cash paid for acquisition	$10,127
Fair value of assets acquired and liabilities assumed:
Mining properties	$1,994
Goodwill	9,802
Cash and cash equivalents	76
Trade receivables	731
Other current assets	12
Plant and equipment	2
Accounts payable and accrued liabilities	(791)
Other liabilities	(1,573)
Deferred tax liability	(126)

Net assets acquired	$10,127

  The Company believes that goodwill for the Urastar acquisition arose principally because of the following factors: (1) the going concern value implicit in the Company's ability to sustain and/or grow its business by increasing mineral reserves and mineral resources through new discoveries; and (2) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed in a business combination at amounts that do not reflect fair value.

  Pro forma results of operations for the Company assuming the acquisition of Urastar described above had occurred as of January 1, 2013 are detailed below. On a pro forma basis, there would have been no effect on the Company's consolidated revenues.

Year Ended December 31, 2013
Unaudited
Pro forma net loss for the year	$(409,020)
Pro forma net loss per share — basic	$(2.37)

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2014

15.   GENERAL AND ADMINISTRATIVE

  As a result of a kitchen fire at the Meadowbank mine in March 2011, the Company recognized a loss on disposal of the kitchen of $6.9 million, incurred related costs of $7.4 million, and recognized an insurance receivable for $11.2 million. The difference of $3.1 million was recognized in the general and administrative line item of the interim unaudited consolidated statements of income and comprehensive income in the first quarter of 2011.

  During the subsequent period ended December 31, 2013, the Company received $9.8 million of insurance proceeds and had a remaining insurance receivable of $0.7 million recorded in the other current assets line item of the consolidated balance sheets as at December 31, 2013. During the first quarter of 2014, the Company received $0.7 million of insurance proceeds and had a remaining insurance receivable of nil as at March 31, 2014.

16.   SUBSEQUENT EVENTS

  On May 1, 2014, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.08 per common share, payable on June 16, 2014 to holders of record of the common shares of the Company on June 2, 2014.

  Acquisition Agreement with Osisko Mining Corporation

  On April 16, 2014, Agnico Eagle, Yamana Gold Inc. ("Yamana") and Osisko Mining Corporation ("Osisko") announced they had entered into an agreement ("the Agreement") pursuant to which Agnico Eagle and Yamana would jointly acquire a 100.0% interest in Osisko's issued and outstanding common shares for total consideration of approximately C$3.9 billion, or C$8.15 per share. The total offer consists of approximately C$1.0 billion in cash, approximately C$2.33 billion in Agnico Eagle and Yamana common shares, and common shares of a new company ("Spinco") with an implied value of approximately C$575.0 million.

  Under the Agreement, Agnico Eagle and Yamana will form a joint acquisition entity (with each company owning 50.0%) which will acquire by way of a plan of arrangement all of the outstanding common shares of Osisko. Upon closing of the transaction, Agnico Eagle and Yamana will each own 50.0% of Osisko, and will form a joint committee to operate the Canadian Malartic Mine in Québec. The partners will also jointly explore and potentially develop the Kirkland Lake assets, and continue the exploration at the Hammond Reef project and the Pandora and Wood-Pandora properties.

  Upon implementation of the Agreement, each outstanding common share of Osisko will be exchanged for: (i) C$2.09 in cash; (ii) 0.07264 of an Agnico Eagle common share (a value of C$2.43 based on the closing price of C$33.45 per share for Agnico Eagle common shares on the Toronto Stock Exchange as of April 15, 2014); (iii) 0.26471 of a Yamana common share (a value of C$2.43 based on the closing price of C$9.18 per share for Yamana common shares on the Toronto Stock Exchange as of April 15, 2014); and (iv) one common share of Spinco with a value of C$1.20 per share.

  Pursuant to the plan of arrangement, certain assets of Osisko will be transferred to Spinco, the common shares of which will be distributed to Osisko shareholders as part of the consideration. The following will be transferred to Spinco: (i) a 5.0% net smelter royalty ("NSR") on the Canadian Malartic Mine; (ii) C$155.0 million in cash; (iii) a 2.0% NSR on the Kirkland Lake assets, the Hammond Reef project and the Pandora and Wood-Pandora properties; (iv) all assets and liabilities of Osisko in its Guerrero camp; and (v) other investments.

  Following the completion of the transaction, Osisko shareholders will own approximately 16.7% of Agnico Eagle's common shares and approximately 14.4% of Yamana's common shares.

  The transaction is subject to the approval of Osisko shareholders by a two thirds vote at a meeting to be held later in May 2014. The approval of the shareholders of Agnico Eagle and Yamana is not required. The Agreement is expected to close by early June 2014 following receipt of all shareholder, court, regulatory and exchange approvals.

  Pursuant to the terms of the Agreement, Osisko is subject to customary non-solicitation covenants. In the event a superior proposal is made to Osisko, Agnico Eagle and Yamana have a five business day right to match such proposal, and under certain circumstances in the event Osisko's Board of Directors changes its recommendation or terminates the Agreement, Osisko has agreed to pay a termination fee of C$195.0 million to Agnico Eagle and Yamana, shared equally. In certain other circumstances where the transaction is not completed, Osisko has agreed to reimburse Agnico Eagle's and Yamana's expenses in the amount of C$10.0 million each for their costs.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2014

17.   SECURITIES CLASS ACTION LAWSUITS

  On November 7, 2011 and November 22, 2011, the Company and certain current and former senior officers, some of whom also are or were directors of the Company, were named as defendants in two putative class action lawsuits, styled Jerome Stone v. Agnico-Eagle Mines Ltd., et al., and Chris Hastings v. Agnico-Eagle Mines Limited, et al., respectively, which were filed in the United States District Court for the Southern District of New York. On February 6, 2012, the Court ordered that the two complaints be consolidated under the caption In re Agnico-Eagle Mines Ltd. Securities Litigation, and lead counsel was appointed. On April 6, 2012, a Consolidated Complaint was issued against the Company and certain of its current and former senior officers and directors. The Consolidated Complaint alleges that the Company had violated federal securities law in connection with its disclosure related to the Goldex mine. The Consolidated Complaint seeks, among other things, damages on behalf of persons who purchased or acquired securities of the Company during the period July 28, 2010 to October 19, 2011. The Consolidated Complaint has not been certified as a class action, and the Company intends to vigorously defend it. On January 14, 2013, Judge Oetken granted the Company's motion to dismiss the Consolidated Complaint and all claims therein and denied the plaintiffs' request for leave to amend the Consolidated Complaint. On February 12, 2013, the plaintiffs filed a Notice of Appeal to the United States Court for Appeals for the Second Circuit. The appeal was heard on September 23, 2013, and on October 3, 2013 the Court of Appeals for the Second Circuit affirmed the decision below dismissing the Consolidated Complaint. The time for the plaintiffs to file a petition for a writ of certiorari, requesting a review by the United States Supreme Court, has expired and the judgment dismissing the plaintiffs' Consolidated Complaint is now final and no longer appealable.

  On March 8, 2012 and April 10, 2012, a Notice of Action and Statement of Claim (collectively, the "Ontario Claim") were issued by William Leslie, AFA Livforsakringsaktiebolag and certain other entities against the Company and certain of its current and former officers, some of whom also are or were directors of the Company. On September 27, 2012, the plaintiffs issued a Fresh as Amended Statement of Claim. The Fresh as Amended Statement of Claim alleges that the Company's public disclosure concerning water flow issues at its Goldex mine was misleading. The Ontario Claim was issued by the plaintiffs on behalf of all persons and entities who acquired securities of the Company during the period March 26, 2010 to October 19, 2011, excluding persons resident or domiciled in the Province of Quebec at the time they purchased or acquired such securities. The plaintiffs seek, among other things, damages of C$250.0 million and to certify the Ontario Claim as a class action. On April 17, 2013 an Order was granted on consent certifying a class action proceeding and granting leave for the claims under Section 138 of the Securities Act (Ontario) to proceed. The Company intends to vigorously defend the action on the merits.

  On April 12, 2012, two senior officers of the Company, who also are or were directors of the Company, were served with a Motion for Leave to Institute a Class Action and for the Appointment of a Representative Plaintiff (the "Quebec Motion"). The action is on behalf of all persons and entities with fewer than 50 employees resident in Quebec who acquired securities of the Company between March 26, 2010 and October 19, 2011. The proposed class action is for damages of C$100.0 million arising as a result of allegedly misleading disclosure by the Company concerning its operations at the Goldex mine. On October 15, 2012, the plaintiffs served an amended Quebec Motion seeking leave to commence an action under the Securities Act (Quebec) in addition to seeking authorization to institute a class action. On October 1, 2013, the Quebec court certified the class action on terms identical to those set out in the consent Order granted in Ontario on April 17, 2013. No date has been set for the hearing to argue the class action on the merits. The Company intends to vigorously defend the action on the merits.

18.   COMPARATIVE FIGURES

  Certain figures in the comparative interim unaudited consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2014 interim unaudited consolidated financial statements.

QuickLinks

  Exhibit 99.1
First Quarter Report 2014
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with United States GAAP) for the three months ended March 31, 2014
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, except share amounts, US GAAP basis) (Unaudited)
AGNICO EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars, except per share amounts, US GAAP basis) (Unaudited)
AGNICO EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, except share and per share amounts, US GAAP basis) (Unaudited)
AGNICO EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except share and per share amounts, unless otherwise indicated) (Unaudited) March 31, 2014